Exhibit 12.1
Ratio of Earnings to Fixed Charges Syniverse Holdings, Inc. (unaudited) (in thousands)

	Successor		Predecessor
		January 13	January 1
	Year Ended	through	through	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	January 12,	December 31,	December 31,	December 31,
	2012	2011	2011	2010	2009	2008
Net (loss) income	$(195)	$(19,669)	$(30,767)	$92,619	$65,677	$78,464
(Benefit from) provision for income taxes	(7,889)	(16,926)	(13,664)	52,728	40,465	46,797
(Loss) income before (benefit from) provision for income taxes	(8,084)	(36,595)	(44,431)	145,347	106,142	125,261
Fixed charges:
Interest expensed	94,298	105,549	803	25,422	27,163	35,505
Amortization of deferred financing costs and original issue discount	14,406	7,447	56	1,715	1,727	1,742
Estimated interest factor on operating leases	1,992	1,936	75	1,746	1,404	1,307
Total fixed charges	110,696	114,932	934	28,883	30,294	38,554
Earnings:
(Loss) income before income taxes	(8,084)	(36,595)	(44,431)	145,347	106,142	125,261
Fixed charges	110,696	114,932	934	28,883	30,294	38,554
Total earnings	$102,612	$78,337	$(43,497)	$174,230	$136,436	$163,815
Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	6.03	4.50	4.25

(1)
Earnings consist of income before income taxes. Fixed charges consist of interest on borrowings, amortization of deferred financing costs and debt discounts and an estimated interest factor on operating leases. For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $8,084. For the period from January 13, 2011 through December 31, 2011, earnings were insufficient to cover fixed charges by $36,595. For the period from January 1, 2011 through January 12, 2011, earnings were insufficient to cover fixed charges by $44,431.